(As filed on August 1, 2003)

                                                               File No. 70-10116

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                     ______________________________________

                                   FORM U-1/A


                                 AMENDMENT NO. 2
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    ________________________________________

                          UNISOURCE ENERGY CORPORATION
                         UNISOURCE ENERGY SERVICES, INC.
                       One South Church Avenue, Suite 100
                              Tucson, Arizona 85701
                                 (520) 571-4000

                  (Names of companies filing this statement and
                     address of principal executive offices)
                     _______________________________________

                                      None

                 (Name of top registered holding company parent)
                      _____________________________________

                        Kevin P. Larson, Vice President,
                      Chief Financial Officer and Treasurer
                          UniSource Energy Corporation
                       One South Church Avenue, Suite 100
                              Tucson, Arizona 85701
                                 (520) 571-4000


                     (Name and address of agent for service)
                      _____________________________________

                  The Commission is requested to send copies of
                 all notices, orders and other communications in
                connection with this Application/Declaration to:

----------------------------------------------------- --------------------------
Vincent Nitido, Jr., Vice President and               John T. Hood, Esq.
General Counsel                                       Andrew F. MacDonald, Esq.
UniSource Energy Corporation                          Thelen Reid & Priest LLP
One South Church Avenue, Suite 100                    875 Third Avenue
Tucson, Arizona 85701                                 New York, New York  10022
----------------------------------------------------- --------------------------

                                TABLE OF CONTENTS

Item 1.  Description of Proposed Transaction..................................1
         1.1  Introduction.....................................................1
         1.2  Description of UniSource Energy and its Subsidiaries.............2
         1.3  Description of Citizens' Arizona Public Utility Assets..........10
         1.4  Principal Terms of Transaction Agreements.......................11
         1.5  Financing of the Purchase Price.................................14
         1.6  The Purpose Served by UES.......................................15

Item 2.  Fees, Commissions and Expenses.......................................15

Item 3.  Applicable Statutory Provisions......................................16

         3.1  General Overview of Applicable Statutory Provisions.............16
         3.2  Compliance with Standards of Section 10.........................17
              a.   The Acquisition is Lawful Under Section 8 of the Act
                   and Is Not Detrimental to the Carrying Out of
                   the Provisions of Section 11...............................17
              b.   The Acquisition Will Serve the Public Interest by
                   Tending Toward the Economical and Efficient
                   Development of an Integrated Public-Utility System.........24
              c.   Compliance with Relevant State Law.........................27
              d.   The Acquisition Will Not Tend Towards Interlocking
                   Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers......................27
                   (i)      Interlocking Relationships........................27
                   (ii)     Concentration of Control..........................27
              e.   The Consideration To Be Paid Is Reasonable and
                   Bears a Fair Relation to the Value of the Utility
                   Assets Underlying the Securities To Be Acquired............30
              f.   The Acquisition Will Not Unduly Complicate the
                   Capital Structure of the UniSource Energy System
                   and Will Not Be Detrimental to the Public Interest,
                   the Interest of Investors or Consumers, or the
                   Proper Functioning of the UniSource Energy System..........32

         3.3 Exemption of UniSource Energy and UES under Section 3(a)(1)......34

Item 4.  Regulatory Approvals.................................................38
         4.1 State Approvals..................................................38
         4.2 Federal Approvals................................................38

Item 5.  Procedure ...........................................................39

Item 6.  Exhibits and Financial Statements....................................40

              (a)  Exhibits...................................................40
              (b)  Financial Statements.......................................42

Item 7.  Information as to Environmental Effects..............................42


                                      III

         The Application/Declaration filed in this proceeding on February 21, 2003, as amended and restated in its entirety by Amendment No. 1, filed on May 8, 2003, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         1.1 Introduction.

         UniSource Energy Corporation ("UniSource Energy"), an Arizona corporation, is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 2 thereunder.1 UniSource Energy owns substantially all of the issued and outstanding common stock of Tucson Electric Power Company ("TEP"), also an Arizona corporation, which provides electric utility service in Tucson, Arizona and surrounding areas.

         UniSource Energy is filing this Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition of all of the issued and outstanding common stock of two newly-formed Arizona corporations, UNS Electric, Inc. ("UNS Electric") and UNS Gas, Inc. ("UNS Gas," and together with UNS Electric, the "New Utility Companies"). UniSource Energy has organized the New Utility Companies to serve as the corporate vehicles through which UniSource Energy will acquire the operating electric and gas utility properties of Citizens Communications Company ("Citizens") that are located in Arizona (the "Transaction"). As part of this Application/Declaration, UniSource Energy is also requesting that the Commission issue an order pursuant to Section 3(a)(1) of the Act finding that, following completion of the

-------------
1    See Statement, dated February 28, 2003, on Form U-3A-2 filed by UniSource
Energy in File No. 69-427.

Transaction, UniSource Energy and its subsidiary companies as such will be entitled to an exemption from all provisions of the Act, except Section 9(a)(2).

         As more fully explained below, UniSource Energy intends to acquire and hold the common stock of the New Utility Companies indirectly through UniSource Energy Services, Inc. ("UES"), a newly-formed Arizona corporation that will be a direct subsidiary of UniSource Energy. UniSource Energy has determined that by interposing UES as an intermediate holding company between itself and the New Utility Companies, it will be able to realize savings on financing costs related to the Transaction and subsequent operation of the New Utility Companies, as well as simplify ongoing regulation by keeping the acquired electric and gas utility assets separate. It is therefore requested that UES, which will be a "holding company," also be granted an order under Section 3(a)(1) of the Act exempting it from all provisions of the Act, except Section 9(a)(2).

         The Transaction is subject to, among other conditions precedent, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and expiration or early termination of the statutory waiting period thereunder. (See Item 4 - Regulatory Approvals). The boards of directors of UniSource Energy and Citizens have each approved the proposed Transaction. The Transaction does not require shareholder approval by either company.

         1.2  Description of UniSource Energy and its Subsidiaries.
              -----------------------------------------------------

         UniSource Energy became a holding company over TEP in January 1998 as a result of a statutory share exchange in which the holders of the outstanding shares of TEP common stock became the holders of shares of UniSource Energy common stock and TEP became a subsidiary of UniSource Energy.2 UniSource Energy owns substantially all of the issued and outstanding common stock of TEP,3 as well as all of the issued and outstanding common stock of two direct non-utility subsidiaries, Millennium Energy Holdings, Inc. ("Millennium") and UniSource Energy Development Company ("UED"). UniSource Energy itself does not engage in any business activities or have any material assets, other than the stock of its subsidiaries.

         In 2002, TEP, UniSource Energy's predominant subsidiary, accounted for approximately 94% of UniSource Energy's total consolidated assets and more than 99% of UniSource Energy's operating revenues. TEP is a vertically integrated electric utility company that provides retail service to over 360,000 customers in a 1,155 square-mile area of southeastern Arizona having a population of approximately 891,000. This area includes the City of Tucson and adjoining areas

-----------
2   The share exchange was approved by the Arizona Corporation Commission by order dated November 25, 1997. See In the Matter of the Notice and Intent of Tucson Electric Power Company to Organize a Public Utility Holding Company and for Related Approvals of Waivers Pursuant to R14-2-1801, ET SEQ., Docket No. U-1933-97-176, Decision 60480 (Nov. 25, 1997) (hereafter, the "Holding Company Order"). TEP also sought and obtained a "no-action" letter from the Division of Investment Management ("Division") in which the Division agreed not to recommend any enforcement action to the Commission if the share exchange were consummated without the approval of the Commission under Section 9(a)(2) of the Act. See Tucson Electric Power Co., SEC No-Action Letter, 1995 SEC No-Act. LEXIS 890 (Sept. 27, 1995) (hereafter, the "1995 No-Action Letter").

3   UniSource Energy holds all but 121 shares of TEP's outstanding common stock.
In 1992, TEP issued warrants to purchase its common stock to certain institutional investors in connection with the financial restructuring of TEP that is described below. The subsequent statutory share exchange that established UniSource Energy as a holding company over TEP did not alter the rights of TEP warrant holders to continue to acquire TEP common stock. In August 1998, UniSource Energy offered warrants to purchase UniSource Energy common stock in exchange for the outstanding TEP warrants. Warrants representing the right to acquire approximately 918,000 shares of TEP common stock were not exchanged for the UniSource Energy warrants. Of that number, warrants to acquire 121 shares of TEP common stock were exercised. The remaining TEP warrants expired in December 2002.

of Pima County. (See Exhibit E-1). TEP also supplies the power requirements of a military base that is located in Cochise County, to the east of Tucson, and sells electricity at wholesale to other utilities and power marketing entities in the western U.S. Substantially all of these sales take place in Arizona.

         At December 31, 2002, TEP owned or leased 2,002 MW of net generating capability as set forth in the following table:


                                                                                Net Capability - MW
Generating Source                Location                    Fuel Type              (TEP's share)

Springerville Sta. - Unit 1      Springerville, AZ              Coal                         380
Springerville Sta. - Unit 2*     Springerville, AZ              Coal                         380
San Juan Sta. - Unit 1           Farmington, NM                 Coal                         164
San Juan Sta. - Unit 2           Farmington, NM                 Coal                         158
Navajo Sta. - Unit 1             Page, AZ                       Coal                         56
Navajo Sta.  - Unit 2            Page, AZ                       Coal                         56
Navajo Sta.  - Unit 3            Page, AZ                       Coal                         56
Four Corners Sta. - Unit 4       Farmington, NM                 Coal                         55
Four Corners Sta. - Unit 5       Farmington, NM                 Coal                         55
Sundt  Sta.- Unit 1              Tucson, AZ                     Gas/Oil                      81
Sundt Sta. - Unit 2              Tucson, AZ                     Gas/Oil                      81
Sundt  Sta. - Unit 3             Tucson, AZ                     Gas/Oil                      104
Sundt Sta. - Unit 4              Tucson, AZ                     Coal/Gas                     156
Combustion Turbine               Tucson, AZ                     Gas/Oil                      122
Combustion Turbine               Tucson, AZ                     Gas                          75
Combustion Turbine               Tucson, AZ                     Gas                          20
Solar Electric Generation        Springerville and Tucson, AZ   Solar                        3


   * Title to Springerville Unit 2 is held by San Carlos Resources, Inc., a wholly-owned subsidiary of TEP.


         TEP is the sole owner (or lessee) and the operator of the Springerville and Sundt (formerly known as Irvington) generating stations. The Four Corners, Navajo and San Juan stations are jointly owned with and operated by other utilities.

         TEP's transmission facilities transmit electricity from the Four Corners, Navajo, San Juan and Springerville generating stations to the Tucson area for use by TEP's retail customers. TEP is directly interconnected to Arizona Public Service Company ("APS"), Southwest Transmission Cooperative, Inc. ("Southwest Transmission Cooperative"), El Paso Electric Company, Public Service Company of New Mexico, The Salt River Project Agricultural Improvement and Power District ("Salt River"), Nevada Power Company, and Tri-State Generation Transmission Cooperative. As of December 31, 2002, TEP owned, or participated in, an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500 kV lines, 1,122 circuit-miles of 345 kV lines, 371 circuit-miles of 138 kV lines, 434 circuit-miles of 46 kV lines, and 12,095 circuit-miles of lower voltage primary lines. TEP's underground electric distribution system is comprised of 7,353 cable-miles. Electric substation capacity associated with the above-described electric system consisted of 192 substations having a total installed transformer capacity of 5,602,522 kVA. The above facilities are all located in Arizona except for approximately 560 circuit-miles of 345 kV transmission lines in which TEP has a fractional undivided interest that are located in New Mexico and used to deliver electric energy produced at the Four Corners and San Juan stations to TEP at the Arizona-New Mexico border.

         Exhibit E-2 hereto shows the location of the principal electric generation and transmission facilities owned by TEP.

         TEP is subject to regulation by the Arizona Corporation Commission ("ACC") with respect to retail electric rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the Federal Energy Regulatory Commission ("FERC") with respect to wholesale electric rates and electric transmission service.

         Millennium, which serves as the holding company for most of UniSource Energy's non-utility operations, invests in various unregulated ventures related primarily to the energy business, including investments in a developer of thin-film batteries, a developer of small-scale commercial satellites, and a developer and manufacturer of thin-film photovoltaic cells. UED, established in 2001, is the developer of the expansion project at the Springerville Generating Station.

         TEP has five direct, wholly-owned, non-utility subsidiaries, as follows: Escavada Company, which is engaged in the business of maintaining miscellaneous assets and property; San Carlos Resources, Inc. ("San Carlos"), which holds legal title to Unit No. 2 of the Springerville Generating Station, and is the lessee, jointly and severally with TEP, of an undivided one-half interest in certain facilities shared in common between Unit No. 1 and Unit No. 2 of the Springerville Generating Station;4 Sierrita Resources, Inc., which holds investments in financial assets; Tucson Resources, Inc., which also holds investments in financial assets; and Tucsonel Inc., which holds an undivided interest in the Springerville Generating Station coal-handling facility. TEP also holds minority interests in entities that provide demand side and energy management services and engage in development activities relating to technologies that provide pricing and other related services to consumers for a wide variety of products, including utility services.


--------------

4   In the 1995 No-Action Letter, supra note 2, the Division agreed not to recommend any enforcement action to the Commission under Section 2(a)(3) of the Act if San Carlos were treated by TEP and UniSource Energy as not being an "electric utility company" based on the passive nature of its ownership interest in the Springerville station facilities and various other factors.

         See Exhibit I for a more complete description of UniSource Energy's direct and indirect non-utility subsidiaries and investments.

         For the twelve months ended December 31, 2002, UniSource Energy reported consolidated operating revenues of $856 million, more than 98% of which were derived from retail and wholesale sales of electricity and related transmission and distribution services. At December 31, 2002, UniSource Energy had $2.7 billion in total assets, including total net utility plant of $1.7 billion.

         As of May 8, 2003, UniSource Energy had issued and outstanding 33,589,114 shares of common stock, no par value, which are listed and traded on the New York Stock Exchange and the Pacific Exchange. UniSource Energy's only outstanding debt (on a standalone basis) is a $95 million intercompany note payable to TEP. The note bears interest at 9.78% per annum and is due in 2008. The note was issued by UniSource Energy to TEP shortly after UniSource Energy was organized in 1998 in exchange for the stock of Millennium, which was a subsidiary of TEP prior to the reorganization. The ACC approved this transaction as part of the Holding Company Order.5

         TEP has issued and outstanding 32,139,555 shares of common stock, no par value, of which 32,139,434 are held by UniSource Energy. Also, as of March 31, 2003, TEP had issued and outstanding $1.127 billion principal amount of

----------

5    Various restrictions and conditions were imposed under the Holding
Company Order, as later modified by order dated November 30, 1999, in order to protect TEP's financial integrity. Among other restrictions, TEP may not declare or pay dividends in excess of 75% of its annual earnings until TEP's equity ratio equals 37.5% of total capitalization, excluding capital lease obligations. (Under the terms of the Settlement Agreement described in Item 1.4 below, this percentage will be increased to 40% following the acquisition). Further, without prior ACC approval, TEP may not guarantee any debt obligations of UniSource Energy or any associate companies, and UniSource Energy may not pledge TEP's common stock as collateral security for debt of UniSource Energy or any associate company.

long-term debt (excluding current portion), including first and second mortgage bonds that are secured by a lien on substantially all of the properties and assets owned by TEP, and long-term capital lease obligations (excluding current portion) totaling $763 million. At March 31, 2003, TEP did not have any outstanding short-term debt, other than the current portion of TEP's long-term debt and capital lease obligations, which totaled $50.5 million at March 31, 2003. TEP's senior secured debt is currently rated BBB- by Standard & Poor's ("S&P"), Ba2 by Moody's Investor Service ("Moody's"), and BB+ by Fitch Inc. ("Fitch").

         On a consolidated basis, UniSource Energy's capitalization at March 31, 2003 was as follows:


Common equity                                                     $486,541,000              20.04%
Capital lease obligations                                         $762,926,000              31.42%
Long-term debt                                                  $1,127,829,000              46.45%
Current portion of Long-term debt and Capital                      $50,732,000               2.09%
lease obligations
                                                                ==============             =======
         Total capitalization                                   $2,428,028,000             100.00%

       TEP's consolidated capitalization at March 31, 2003 was as follows:

Common equity                                                     $397,769,000              17.01%
Capital lease obligations                                         $762,845,000              32.62%
Long-term debt                                                  $1,127,185,000              48.21%
Current portion of Long-term debt and Capital                      $50,538,000               2.16%
lease obligations
                                                                ==============             =======
         Total capitalization                                   $2,338,337,000             100.00%



         In December 1992, TEP completed a comprehensive restructuring in order to address severe financial difficulties that had developed in the late 1980s and early 1990s primarily as a result of TEP's inability to sell that portion of its generating capacity that was in excess of its retail demand, plus reserves, on a profitable basis, certain adverse retail rate actions by the ACC in 1989 and 1991, above-market costs associated with existing long-term commitments under fuel supply and transportation contracts, losses on non-utility investments, and high debt leverage. Effective January 31, 1991, TEP began to withhold required payments under its bank credit facilities, as well as under certain lease and fuel supply and transportation contracts. By December 1992, TEP had withheld payments aggregating approximately $232 million (excluding matured or accelerated principal payments) under these arrangements. Under a financial restructuring plan negotiated between TEP and certain of its creditors and suppliers in 1992, TEP issued common stock and warrants to certain lenders and lease participants in consideration of, among other things, the modification of the terms of such debt and lease obligations and forgiveness of payment of certain amounts previously withheld. In addition, TEP's outstanding cumulative preferred stock was reclassified as common stock.

         Following the completion of TEP's 1992 financial restructuring, TEP had a $38.2 million deficit in common stock equity.6 Its common stock equity ratio has improved steadily since the 1992 financial restructuring, even after payment of dividends of $34 million in 1999, $30 million in 2000, $50 million in 2001, and $35 million in 2002. As indicated in the capitalization table above, TEP's consolidated capitalization at March 31, 2003 included $397,769,000 in common stock equity.


------------

6   As of September 30, 1992, the end of the quarter immediately preceding the financial restructuring of TEP, TEP had a $221.1 million deficit in common stock equity.

         1.3  Description of Citizens' Arizona Public Utility Assets.

         Citizens, a Delaware corporation, operates as an electric and gas utility in Arizona through two operating divisions. Through its Arizona Electric Division, Citizens is certificated to provide electric service in most of Mohave County in northwest Arizona and in all of Santa Cruz County in southeast Arizona, which is located between TEP's service area and the U.S.-Mexico border. (See Exhibit E-1). Citizens provides electric service to approximately 77,500 customers in these two counties. Through its Arizona Gas Division, Citizens provides natural gas service in most of northern Arizona, including portions of Mohave, Yavapai, Coconino, Navajo, Greenlee, and Apache Counties, as well as Santa Cruz County in southeast Arizona. (See Exhibit E-3). Citizens currently serves approximately 125,000 retail natural gas customers in Arizona.

         Citizens purchases substantially all of its electric requirements under a long-term contract with Pinnacle West Capital Corporation, an affiliate of APS. Citizens owns one generating station with three units having a combined capacity of approximately 47 MW. These units are typically run only at times of impending outages or otherwise during periods of system emergencies. Citizens' electric transmission and distribution system in Arizona consists of approximately 56 circuit-miles of 115 kV transmission lines, 229 circuit-miles of 69 kV transmission lines, and 3,116 circuit-miles of underground and overhead distribution lines. Citizens also owns 38 substations having a total installed transformer capacity of 1,077,300 kVA.

         Citizens' gas transmission and distribution system in Arizona consists of approximately 168 miles of steel transmission mains, 2,459 miles of steel and plastic distribution mains, and 127,015 customer service lines. Citizens purchases substantially all of its gas requirements in Arizona under a variety of long-term and short-term contracts with marketers and producers. Most of the gas distributed by Citizens in Arizona is produced in the San Juan Basin in the Four Corners region and delivered on the El Paso and Transwestern interstate pipeline systems.

         Citizens is subject to regulation in Arizona by the ACC with respect to retail electric and gas rates, the issuance of securities, affiliate transactions, the maintenance of books and records, and other matters and by the FERC with respect to wholesale power sales and interstate electric transmission service.

         1.4   Principal Terms of Transaction Agreements.
               ------------------------------------------

         Citizens and UniSource Energy have entered into separate Asset Purchase Agreements, each dated October 29, 2002, relating to the purchase of Citizens' electric and gas utility businesses in Arizona. Under the terms of the Asset Purchase Agreement relating to Citizens' electric utility business (Exhibit B-1 hereto), Citizens has agreed to sell and UniSource Energy (through UNS Electric) has agreed to purchase all of the assets (subject to certain stated exclusions) used by Citizens in connection with or otherwise necessary for the conduct of its electric utility business in Arizona.7 These assets include, but are not limited to, real property and real property leases, accounts receivable, machinery and other equipment, certain assigned agreements, Citizens' certificates to provide electric service and other transferable permits, and certain other assets related to its Arizona electric utility business ("Electric Assets").

-------------
7    The excluded assets include software and software licenses, certain agreements, communications circuits, and specified parcels of land, buildings, improvements, equipment, furniture and easements that will continue to be used by Citizens in its communications business in Arizona; certain cash accounts; corporate, business and personnel records; certain claims, judgments, and awards against third parties; and rights to refunds of certain taxes.

         Under the terms of the Asset Purchase Agreement relating to Citizens' gas utility business (Exhibit B-2 hereto), Citizens has agreed to sell and UniSource Energy (through UNS Gas) has agreed to purchase all of the assets (subject to certain stated exclusions) used by Citizens in connection with or otherwise necessary for the conduct of its gas utility business in Arizona.8 These assets include, but are not limited to, real property and real property leases, accounts receivable, machinery and other equipment, certain assigned agreements, Citizens' certificates to provide gas service and other transferable permits, and certain other assets related to its gas utility business in Arizona ("Gas Assets").

         UniSource Energy has agreed to pay Citizens $92 million in cash for the Electric Assets and $138 million in cash for the Gas Assets, subject in each case to adjustment based on the date on which the Transaction closes and on the amount of certain assets and liabilities associated with the purchased assets at the time of closing. The purchase price for the Electric Assets and Gas Assets represents 48% and 58%, respectively, of the net book value thereof as of December 31, 2002. In addition, under the Asset Purchase Agreements, as amended by a letter amendment, the base price for the Electric Assets and the Gas Assets will be reduced by $10 million in the aggregate if the Transaction closes not later than August 11, 2003. However, whether or not the Transaction closes by August 11, 2003, UniSource Energy has agreed (as part of the Settlement that is

------------

8   As is the case under the Asset Purchase Agreement for the Electric Assets, the excluded assets under the Asset Purchase Agreement for Citizens' gas properties include software and software licenses, certain agreements, communications circuits, and specified parcels of land, buildings, improvements, equipment, furniture and easements that will continue to be used by Citizens in its communications business in Arizona; certain cash accounts; corporate, business and personnel records; certain claims, judgments, and awards against third parties; and rights to refunds of certain taxes.

described below) to reduce rate base for the Gas Assets by $10 million. UniSource Energy will not assume Citizens' obligations under existing industrial development revenue bonds that were issued to finance portions of the purchased assets. Citizens will remain liable on these obligations.

         Under the Asset Purchase Agreements, UniSource Energy and Citizens also agreed to coordinate the overall development of the positions to be taken and the regulatory actions to be requested regarding the two utility rate cases that Citizens has pending before the ACC. As part of the Joint Application filed with the ACC (Exhibit D-1 hereto), UniSource Energy requested approval for a reduced level of rate increases to reflect the fact that the purchase price for the acquired assets represents a significant discount to the net book value thereof. (See Item 4 - Regulatory Approvals). On April 1, 2003, UniSource Energy, Citizens, TEP and the Staff of the Utilities Division ("Staff") of the ACC entered into a Settlement Agreement ("Settlement") (Exhibit D-1(A) hereto), which sets forth the agreement and understanding of the parties with respect to the settlement of all issues arising under the Joint Application, the amount of the reduction in Citizens' proposed gas rate increase, UniSource Energy's forfeiture of any right to seek recovery of the under-collected balance under Citizens' purchase power and fuel adjustment clause, and other matters.9 The Settlement, with minor changes, was approved by the ACC on July 3, 2003. Under the Settlement, Citizens' electric and gas customers will save a total of

-------------

9    Under the Settlement, as approved by the ACC, UNS Gas has been granted a rate increase of approximately 20.9%, versus the 28.9% increase requested by Citizens. In addition, UNS Electric will forfeit its right to seek recovery of the under-collected balance under Citizens' electric purchase power and fuel adjustment clause (estimated to be at least $135 million as of July 28, 2003). As a result, electric rates of UNS Electric will increase by 22%, rather than the 45% increase proposed by Citizens.

about $29 million per year, as compared to the amount of rate increases proposed in Citizens' pending rate applications.

         1.5  Financing of the Purchase Price.
              -------------------------------

         UniSource Energy will fund the equity portion of the purchase price, in the form of a capital contribution to UES (approximately $90 million in total), using approximately $40 million of available cash and approximately $50 million of unsecured borrowings from third parties in the form of a bridge loan.10 The debt portion of the purchase price, transaction costs and working capital (approximately $160 million in total) will be financed by the New Utility Companies through the issuance of senior unsecured notes, which will be guaranteed as to principal and interest by UES.

         Under the Settlement approved by the ACC, the New Utility Companies will have a targeted capital structure of 40% common equity and 60% long-term debt. UniSource Energy's objective is to capitalize the New Utility Companies at a level that is consistent with an investment grade rating, in accordance with current ratings criteria published by the principal rating agencies. UniSource Energy has agreed that, until common equity as a percentage of total capitalization (i.e., common and preferred equity and long-term debt, including current portion) of each New Utility Company equals 40%, such company will not pay dividends on common stock in an amount exceeding 75% of such company's earnings.

-------------

10   As part of its approval of the Transaction, the ACC also authorized TEP to make a loan to UniSource Energy of up to $50 million for the purpose of enabling UniSource Energy to fund a portion of its equity investment in UES. As approved, such loan would have a maturity not to exceed four years, would be secured by a pledge of 100% of the common stock of UES, and would bear interest at 383 basis points above the yield-to-maturity of an equivalent four-year U.S. Treasury security as determined on the date of the loan. However, UniSource Energy does not intend to utilize this intercompany loan facility.

         1.6  The Purpose Served by UES.
              --------------------------

         As explained above, the New Utility Companies will issue long-term debt to finance a portion of the purchase price for the Electric Assets and Gas Assets. This debt will be guaranteed by UES. By interposing UES as an intermediate holding company between itself and the New Utility Companies, UniSource Energy expects to realize modest savings associated with a larger debt offering. Similar financing savings could be achieved by combining the Electric Assets and Gas Assets in a single New Utility Company that would be a direct subsidiary of UniSource Energy. In that case, however, the benefits of having separate operating companies for the acquired Gas Assets and Electric Assets would be lost.

ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
           ------------------------------

         It is currently estimated that the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Transaction, will total approximately $5.6 million, as follows:

         Investment bankers fees and expenses......................$3,000,000

         Lenders fees and expenses.................................$1,500,000

         Accountants fees............................................$300,000

         Legal fees and expenses.....................................$600,000

         Other...................................................  ..$200,000

                              TOTAL................................$5,600,000

ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
           -------------------------------

         3.1  General Overview of Applicable Statutory Provisions.
              ---------------------------------------------------

         The acquisition of the common stock of the New Utility Companies by UniSource Energy, indirectly through UES, is subject to Sections 9(a)(2) and 10 of the Act. The relevant standards for approval of an application under Section 10 are set forth in subsections (b), (c) and (f) thereof. Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

         (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

         Section 10(f) provides that the Commission:

                  shall not approve any acquisition . . . unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

         Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

         (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.

An "integrated public-utility system" is defined in Section 2(a)(29) to mean:

         (A) As applied to electric utility companies, a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; and

         (B) As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

         3.2  Compliance with Standards of Section 10.

         The proposed Transaction meets all the substantive requirements of subsections (b), (c) and (f) of Section 10 and therefore should be approved.

              a. The Acquisition is Lawful Under Section 8 of the Act and Is Not Detrimental to the Carrying Out of the Provisions of
                   Section 11.

         Section 10(c)(1) provides that the Commission shall not approve an acquisition that "is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the State commission when State law prohibits or requires approval of such acquisition. By its terms, Section 8 applies only to registered holding companies and is thus inapplicable to UniSource Energy and UES, which are seeking exemptions under Section 3(a)(1) of the Act. In any event, the Transaction for which approval is sought herein has been approved by the ACC, which has jurisdiction over both TEP and Citizens (with respect to its Arizona utility operations). Nor will approval of the Transaction be detrimental to the carrying out of the provisions of Section 11, which provides, in subsection (b)(1) thereof, that every registered holding company and its subsidiaries shall limit their operations "to a single integrated public-utility system . . .." Section 11(b)(1) permits a registered holding company to own one or more additional integrated public-utility systems only if the requirements of
Section 11(b)(1)(A)-(C) (the "ABC clauses") are satisfied.11  Like Section 8,
Section 11(b)(1) by its terms applies only to registered holding companies and therefore does not preclude the acquisition and ownership of a combination gas and electric system by an exempt holding company whose ownership of both gas and electric operations is permitted and subject to "affirmative state regulation."

---------------

11   Under the "ABC clauses," a registered holding company can own "one or more"
additional integrated public-utility systems if the Commission finds that: "(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) All of such additional systems are located in one State, or in adjoining States, or in a contiguous foreign country; and (C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation."

See WPL Holdings, Inc., 49 S.E.C. 761, 772 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir.
1989), reaffirmed, 50 S.E.C. 728 (1991).

         The Commission has also previously held that a holding company may acquire additional utility assets that will not, when combined with its existing utility assets, make up an integrated system or comply fully with the "ABC clauses," provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under
Section 3(a) of the Act following the acquisition. See BL Holding Corp., Holding Co. Act Release No. 26875 (May 15, 1998) (citing TUC Holding Company, 53 S.E.C. 101 (1997) and Gaz Metropolitain, Inc., 52 S.E.C. 56 (1994)). De facto integration exists where the utility systems of the acquiring company and the acquired company overlap or are adjacent to one another, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation. Id. In Sierra Pacific Resources, et al., Holding Co. Act Release No. 27054 (July 26, 1999), de facto integration of separate electric utility systems was found to exist where the service territories of the parties were not contiguous or overlapping, but were "in close proximity to one another." Accord The AES Corporation, Holding Co. Act Release No. 27363 (Mar. 23, 2001) (de facto integration of non-contiguous electric utilities operating in different states).

         Following the completion of the Transaction, the UniSource Energy system will consist of (1) an integrated electric utility system comprised of TEP's generation, transmission and distribution properties in and around the City of Tucson and its generating facilities and associated transmission lines located in other parts of Arizona and New Mexico, which are used primarily to supply its retail load (the "Primary System"), (2) an additional electric utility transmission and distribution system operating in Santa Cruz County which, although contiguous to and soon to be interconnected directly with the Primary System,12 will not, for the foreseeable future, be operated with the Primary System as "a single interconnected and coordinated system,"13 (3) an additional electric utility transmission and distribution system operating in

---------------

12   Although TEP and the Santa Cruz system are not currently physically interconnected, they will be upon completion of a new transmission line that is under development. Specifically, in January 2001, TEP and Citizens entered into a project development agreement for the joint construction of a new 62-mile 345 kV transmission line extending from Tucson to Nogales, in Santa Cruz County, which is served by Citizens. The ACC has approved the location and construction of the line and TEP is currently seeking a special use permit from the U.S. Forest Service. Shortly after approval by the U.S. Forest Service, construction will commence with completion expected within eight months of that date. Among other benefits, this project will improve reliability in the Santa Cruz service area and could be used to wheel power produced at certain of TEP's generating facilities or purchased from third parties to the Santa Cruz system.

13 In order to preserve substantial benefits associated with certain so-called "two-county" financing arrangements that both TEP and Citizens have entered into, UniSource Energy must observe restrictions on the physical operations of the combined electric utility properties. Citizens has financed portions of its electric properties in Arizona with the proceeds of industrial development revenue bonds ("IDBs") issued for its benefit by the respective industrial development authorities of Santa Cruz and Mohave Counties. Likewise, TEP has financed portions of its utility system with the proceeds of IDBs issued for its benefit by the respective industrial development authorities of Pima and Apache Counties. As a general rule, under the Internal Revenue Code of 1986, as amended (the "Code"), interest on debt issued by a State or local government is taxable to the recipient if the proceeds thereof are used to finance a private business activity, absent an applicable exception. One of the exceptions in the Code is the so-called "two-county" rule, which permits the issuance of tax-exempt IDBs to finance "facilities for the local furnishing of electric energy," as defined in the Code. To qualify for this exception, the facilities must be part of a system used to provide electric service to the general populace of an area consisting solely of (1) a city and one contiguous county or (2) two contiguous counties. See section 142(a)(8) and (f) of the Code and Treasury Regulations
section 1.103-8(f)(2)(iii).

         Because TEP and Citizens have each utilized the "two-county" rule to obtain tax-exempt treatment for IDBs issued for their benefit, UniSource Energy must observe certain operating limitations on the use of the facilities financed with the IDBs in order to ensure that the IDBs continue to qualify for tax-exempt treatment and that the interest expense associated with the IDBs continues to be tax deductible to TEP and to Citizens. However, these operating restrictions do not apply to the operation of TEP's and Citizens' facilities that were not financed using "two-county" bond proceeds. In addition, during

Mohave County in northwest Arizona, which is not interconnected with either the Primary System or Citizens' Santa Cruz electric system, and (4) an integrated gas utility system serving most of northern Arizona (including Mohave County) and Santa Cruz County south of Tucson (the systems described in (2), (3) and (4) above being referred to collectively as the "Additional Systems").

         Although Citizens' gas utility operations in Arizona are conducted through two non-contiguous divisions - the Northern Arizona Division and the Santa Cruz Division - these properties nevertheless constitute an "integrated" gas-utility system as defined in Section 2(a)(29)(B) of the Act, in that they are "operated as a single coordinated system confined . . . to a single area or region, in one or more States, not so large as to impair . . . the advantages of localized management, efficient operation and the effectiveness of regulation." In this regard, as previously indicated, Citizens derives most of its gas supplies for its Arizona operations from a common source (the San Juan Basin in the Four Corners region), which is delivered on the El Paso and Transwestern pipelines, which accesses hubs formed at the San Juan Basin and traverse Arizona. Moreover, management of gas supply, engineering services, and other administrative functions (such as billing, customer service, legal and regulatory services) for the two gas divisions have historically been performed by Citizens, and will continue to be performed under UniSource Energy's ownership, on a centralized and coordinated basis. Finally, Citizens' gas system, which serves approximately 125,000 customers in mostly rural areas of Arizona, is relatively small. By way of comparison, the largest gas utility in Arizona, Southwest Gas Corporation, serves approximately 812,000 customers in


------------------

"emergency circumstances," the "two-county" rule operating restrictions generally are suspended, and energy may flow freely from one system to the other without jeopardizing existing tax benefits.

central and southern Arizona, including the Phoenix and Tucson metropolitan areas.

         UniSource Energy believes that Citizens' integrated gas utility system and the two electric utility transmission and distribution systems operating in Santa Cruz and Mohave Counties would be retainable by UniSource Energy (if it were a registered holding company) as "additional" integrated public-utility systems under the standards of the "ABC clauses" of Section 11(b)(1) (see note 11 above). Each of the Additional Systems is located entirely within Arizona. Further, given the relatively small size of the Additional Systems compared to TEP (as well as to APS, the largest utility, by far, in Arizona), the Commission would be warranted in finding that the continued combination of the Additional Systems and the Primary System under the common control of UniSource Energy would "not be so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." Thus, the requirements of clauses "B" and "C" of Section 11(b)(1) would appear to be satisfied.

         Clause "A" of Section 11(b)(1) would require a finding that each of the Additional Systems "cannot be operated as an independent system without the loss of substantial economies." Although UniSource Energy has not sought to quantify such losses, it nevertheless believes that substantial economies, in the form of reduced rates to Arizona customers and certain operating and administrative savings that may be achieved in the future, would be lost if the Transaction proposed herein is not consummated.

         In this case, however, the Commission need not make findings under the "ABC clauses" of Section 11(b)(1) which, by its terms, applies only to registered holding companies, since there will be de facto integration of the

Primary System and the Additional Systems and UniSource Energy will be an exempt holding company under Section 3(a)(1) following completion of the Transaction.

         As previously noted, the Commission has found de facto integration to exist where the utility systems of the acquiring company and the acquired company overlap or are contiguous or in close proximity to each other, the systems will be coordinated administratively following the proposed acquisition, and the proposed acquisition will allow the systems to compete more effectively without giving rise to any of the abuses that the Act was designed to prevent, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation. In this case, the service territories of the Primary System and Citizens' electric utility system in Santa Cruz County are contiguous and in the same state, as are the service territories of the Primary System and Citizens' integrated gas utility system. Moreover, although the service territories of the Primary System and Citizens' electric system in Mohave County are not contiguous or overlapping, they are located in
the same state and in close proximity.14   See Sierra Pacific, supra. TEP also
owns substantial generation and transmission assets (or interests therein) that are located within Citizens' gas service territory in northern Arizona, including the Springerville Generating Station (in Apache County), the Navajo Generating Station (in Coconino County), and a 500 kV transmission line that runs north to south through Citizens' service area in northern Arizona. Thus, TEP has a substantial physical presence in parts of northern Arizona that are served by Citizens.

-----------------

14   At their closest points, TEP's service territory and Citizens' electric service territory in Mohave County are about 175 miles apart. The Additional Systems overlap to a significant degree in Santa Cruz and Mohave Counties, where both electric and gas service is provided. The two electric systems have been under the common control of Citizens since 1936, and the electric systems and the larger portion of the gas system have been under the common control of Citizens for more than a decade.

         As described in subsection (b) below, after the Transaction is completed, the combined properties of TEP and Citizens will be coordinated administratively, and Citizens' Arizona customers will realize significant rate savings and other benefits from being a part of a much larger enterprise. Further, the Transaction and related financing have been approved by the ACC, and the New Utility Companies will be locally managed. Thus, the Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that the Act, including Section 11(b)(1), was intended to prevent. In fact, the Transaction will result in improvements in local management and operating efficiency.

              b. The Acquisition Will Serve the Public Interest by Tending Toward the Economical and Efficient Development of an Integrated Public-Utility System.

         Under Section 10(c)(2), the Commission must affirmatively find that the acquisition of the New Utility Companies by UniSource Energy "will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system . . . ." As indicated, the existing electric properties of TEP and the electric and gas properties of Citizens will not, together, form a single integrated public-utility system. However, the Commission has stated on numerous occasions that under Section 10(c)(2) an exempt holding company may consist of more than one integrated system. See e.g., Union Electric Company, 45 S.E.C. 489 (1974). In essence, Section 10(c)(2) requires that (i) each utility system within the exempt holding company system be an integrated system and (ii) the acquisition tend toward the economical and efficient development of an integrated system. In this case, following the acquisition, UniSource Energy will own utility operations consisting of the

Primary System, two additional electric utility systems operating in Mohave and Santa Cruz Counties, and an integrated gas utility system serving most of northern Arizona and Santa Cruz County south of Tucson.

         The economies and efficiencies expected to result from the Transaction are sufficient to satisfy the standards of Section 10(c)(2). The Commission has noted that economies and efficiencies that cannot be quantified should be taken into account in this analysis, as "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corporation, 49 S.E.C. 472, 480 (1986), citing American Electric Power Company, Inc., 46 S.E.C. 1299, 1322 (1978). The Commission has also previously held that, where a holding company will be exempt under Section 3(a) of the Act following an acquisition of nonintegrating utility assets, it is sufficient for purposes of Section 10(c)(2) to find benefits to one integrated system. See BL Holding Corp., supra (citing Gaz Metropolitain, supra). As described elsewhere in this Application/Declaration, the principal near-term benefits of the Transaction will be realized by Citizens' customers in the form of lower rates (compared to rate increases previously proposed by Citizens), estimated at $29 million per year, and the implementation of retail electric competition UNS Electric's service territory.

         UniSource Energy has indicated in the Joint Application to the ACC (Exhibit D-1 hereto) that it will retain substantially all of Citizens' Arizona electric and gas utility employees. Hence, labor cost savings - typically one of the larger components of synergy savings in utility mergers - will not be realized to any great extent. Moreover, because Citizens has very little generating capacity of its own, there will be little opportunity to achieve fuel and production cost savings related to generation. Nevertheless, UniSource Energy believes that there will be opportunities to achieve modest synergy savings in both the operating and administrative areas. With respect to operations, the acquisition will allow more efficient utilization of fleet equipment, training facilities, transformer maintenance equipment, meter repair facilities, automated mapping facilities and substation testing equipment. Operational synergies will also be enhanced by the flexibility to dispatch electric trouble crews during certain emergency situations when not otherwise required for TEP operations. Under the Settlement, TEP is obligated to provide a feasibility study and written plan to consolidate or, in the alternative, coordinate the operations of the new electric utility company's operations in Santa Cruz County with the operations of TEP at the time TEP files its next rate case. The study shall explore means to improve operations, efficiency and service for the Santa Cruz County customers. In determining the feasibility of such a plan, TEP will consider the impact of consolidation on "two-county" bond financing (see note 13 above).

         With respect to the administrative savings, certain support service functions such as legal, regulatory, human resources, auditing, environmental services and risk management will be more effectively utilized among the UniSource Energy operating subsidiaries given the commonality of federal, state and local agency regulation. Also, it is expected that synergies will be obtained by spreading the utilization of information systems over an expanded customer base with respect to materials management, financial accounting, billing systems, call center operations, payroll services and employee records. Finally, natural gas procurement will benefit through the combination of purchases for both retail consumption and electric generation. The exact nature and timing of these synergy opportunities is still under review.

              c.   Compliance with Relevant State Law.
                   -----------------------------------

         Section 10(f) of the Act states that the Commission may not approve a proposed acquisition unless it finds that the applicant has complied with all applicable state laws. As indicated, the Transaction and related financing have been approved by the ACC, subject to conditions. A copy of the ACC's order is filed herewith as Exhibit D-2.

              d. The Acquisition Will Not Tend Towards Interlocking Relations or Concentration of Control of Public-Utility Companies that is Detrimental to the Public Interest or Interest of Investors or Consumers.

                   (i) Interlocking Relationships. Although any acquisition results in new links between previously unrelated companies, the relationships that will result from the Transaction are not the types of interlocking relationships prohibited by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operational and economic benefits to the integrated utility system. See Northeast Utilities, Inc., 50 S.E.C. 427, 443 (1990), as modified, 50 S.E.C. 511 (1990), aff'd sub nom., City of Holyoke
v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (finding that interlocking relationships are necessary to integrate the two merging entities).

                  (ii) Concentration of Control. Section 10(b)(1) was intended to avoid "an excess of concentration and bigness" in the utility industry at the expense of competition while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain acquisitions. See American Electric Power Co., Inc., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." See Vermont Yankee Nuclear Power Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Transaction will not create a "huge, complex, and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., Inc., 46 S.E.C. at 1307.

         Size. If approved, the Transaction will create a combination electric and gas utility system having approximately 437,500 retail electric utility customers and approximately 125,000 retail gas utility customers, all in Arizona, and approximately 2,050 MW of generating capacity. On a pro forma basis, UniSource Energy and its subsidiaries will have total assets of approximately $2.9 billion as of December 31, 2002. In Arizona, UniSource Energy's utility operations will continue to be substantially smaller than APS's utility operations (total assets of $6.5 billion as of December 31, 2002, more than 902,000 electric utility customers, and 3,984 MW of generating capacity).

         Economies and Efficiencies. As previously described, the Transaction will create opportunities for modest operating and administrative efficiencies. Thus, the Transaction will not lead to the type of concentration of control over utilities, unrelated to operating efficiencies, that Section 10(b)(1) was intended to prevent.15

         Competitive Effects. As the Commission noted in Northeast Utilities, supra, at 445, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies


----------------

15   See Section 1(b)(4) of the Act (finding that the public interest and interests of consumers and investors are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties .
.. . .").

regulate the rates charged consumers." UniSource Energy and Citizens have filed the Notification and Report Forms with the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") required by the HSR Act describing the Transaction and the applicable statutory waiting period has expired.

         The competitive effects of the Transaction on wholesale power markets were also reviewed by the FERC in light of the criteria set forth in FERC Order No. 592 (hereinafter, the "Merger Policy Statement")16 and Order No. 642.17 Specifically, the FERC considered the effects of combining TEP's and Citizens' generation assets (horizontal market power), the effects of combining generation and transmission assets (one aspect of vertical market power), and the effects of combining electric and natural gas assets. As part of the joint application filed with FERC (Exhibit D-3 hereto), UniSource Energy, Citizens and TEP provided expert economic testimony addressing the effect of the Transaction on competition.18 The applicants represented that, because of the de minimis amount of Citizens' generating assets, the Transaction will not consolidate control over generation to a degree that raises horizontal market power concerns. With regard to vertical market power concerns, the applicants represented that the amount of gas-fired generation served by Citizens' gas distribution assets is de minimis and that the proximity of gas-fired generators served by Citizens to three interstate pipelines would make

---------------

16   See Inquiry Concerning Merger Policy under the Federal Power Act: Policy
Statement, Order No. 592, III FERC Stats. & Regs. P. 31,044 (1996), reconsideration denied, Order No. 592-A, 79 FERC P. 61,321 (1997) (codified at 18 C.F.R. ss. 2.26).

17   See Revised Filing Requirements Under Part 33 of the Commission's
Regulations, Order No. 642, III FERC Stats. & Regs. P. 31,111 (2000), reh'g denied, Order No. 642-A, 94 FERC P. 61,289 (2001).

18   See the Prepared Direct Testimony and Exhibits of expert witness J. Stephen
Henderson, which is filed as "Exhibit JSH" to the FERC application (Exhibit D-3 hereto).

foreclosure of competition in downstream electric markets unlikely. The applicants also stated that the Transaction will not adversely affect rates since wholesale transmission customers will be held harmless from any increase in wholesale transmission rates related to the Transaction for a period of five years, to the extent such costs exceed Transaction-related savings; and that the Transaction will not adversely affect regulation because, among other things, Citizens' electric transmission facilities will continue to be subject to FERC jurisdiction and TEP's and the New Utility Companies' retail rates will continue to be subject to regulation by the ACC. The FERC approved the Transaction on May 21, 2003 (see Exhibit D-4 hereto) without imposing any conditions to address competition concerns. The Commission has held, and the courts have agreed, that it may "watchfully defer" to FERC with respect to such matters. See City of Holyoke v. SEC, 972 F.2d at 363-64, quoting Wisconsin's Environmental Decade v. SEC, 882 F.2d 523, 527 (D.C. Cir. 1989).

         Finally, under the terms of the Settlement, UniSource Energy must file with the ACC, within 120 days of approval of the Settlement, a plan to open UNS Electric's service territories to retail competition. The implementation of retail competition in UNS Electric's service territories must be accomplished no later that December 31, 2003. The Settlement also provides that UniSource Energy will not oppose municipal aggregation in principle as part of any plan for retail access in UNS Electric's service territories.

              e. The Consideration To Be Paid Is Reasonable and Bears a Fair Relation to the Value of the Utility Assets Underlying the Securities To Be Acquired.

         Section 10(b)(2) precludes approval of an acquisition if the consideration to be paid in connection with the transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of . . . the utility assets underlying the securities to be acquired." The Commission has found persuasive evidence that the standards of Section 10(b)(2) are satisfied where, as here, the agreed consideration for an acquisition is the result of arm's-length negotiations between the managements of the companies involved, supported by opinions of financial advisors. See Entergy Corporation, 51 S.E.C. at 869, 879 (1993); Southern Company, Holding Co. Act Release No. 24579 (Feb. 12, 1988).

         The purchase price, which represents a significant discount to the net book value of the acquired assets, resulted from arm's-length negotiations and was deemed acceptable by UniSource Energy after lengthy negotiations with Citizens and due diligence. Moreover, the level of rates approved by the ACC for the New Utility Companies, although representing a significant reduction in the level of rates previously requested by Citizens, will allow the New Utility Companies to service the debt obligations they will incur to finance the Transaction and provide working capital and an opportunity to earn an 11.0% return on common equity invested by UniSource Energy.

         Another consideration under Section 10(b)(2) is the overall fees, commissions and expenses to be incurred in connection with the Transaction. UniSource Energy estimates that the fees, commissions and expenses that will be incurred in connection with the Transaction will total approximately $5.6 million (see Item 2 - Fees, Commissions and Expenses), or approximately 2.4% of the total consideration to be paid to Citizens for the purchased assets. UniSource Energy believes that the estimated fees and expenses in this matter bear a fair relation to the consideration to be paid, and further that the fees and expenses are fair and reasonable in light of the size and complexity of the overall Transaction. See Northeast Utilities, 50 S.E.C. 427, 441 and 446 (1990) (noting that fees and expenses must constitute normal costs and represent a minor part of the overall acquisition). Moreover, under the Settlement, as approved by the ACC, the New Utility Companies will be allowed to recover the anticipated transaction costs related to the transfer of the Electric Assets and Gas Assets.

              f. The Acquisition Will Not Unduly Complicate the Capital Structure of the UniSource Energy System and Will Not Be Detrimental to the Public Interest, the Interest of Investors or Consumers, or the Proper Functioning of the UniSource Energy System.

         Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will "unduly complicate the capital structure" or be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the holding company system. The intent of these requirements is to assure the financial soundness of the holding company system, with particular regard to the proper balance of debt and equity.

         The capital structure of the UniSource Energy system following the Transaction will be substantially similar to the capital structures of many existing registered holding company systems. See, e.g., American Electric Power Co., Inc. 47 S.E.C. 215 (1980). UniSource Energy owns substantially all of the outstanding common stock of TEP and, following the Transaction, will own, indirectly through UES, all of the outstanding common stock of the New Utility Companies. Hence, the Transaction itself will not create any publicly-held minority interest in the voting securities of any public-utility company. The only voting securities of UniSource Energy that will be publicly-held following the Transaction will be UniSource Energy's common stock. It is expected, based on UniSource Energy's review of the current rating criteria used by the principal nationally recognized statistical rating organizations ("NRSROs"), that the debt issued by the New Utility Companies (and guaranteed by UES) will have an investment grade rating by at least one NRSRO. The Transaction will have no effect on the outstanding securities of TEP.

         Finally, the effects, if any, of the Transaction on the capital costs and rates of the New Utility Companies and TEP have been addressed in the ACC proceeding. In its order approving the Transaction, the ACC granted rate relief that will allow the New Utility Companies to service the debt obligations that they will incur to finance the Transaction and provide working capital and an opportunity to earn an 11.0% return on common equity invested by UniSource Energy. Moreover, TEP's financial integrity will continue to be protected by limitations and restrictions imposed under the Holding Company Order (supra note
2) and the Settlement.

         UniSource Energy's consolidated capitalization as of March 31, 2003 consisted of about 20% common equity, which is below the "traditionally acceptable 30% level." See Northeast Utilities, 50 S.E.C. at 440, note 47. However, as previously described, TEP's low common equity capitalization (which is essentially mirrored by UniSource Energy's consolidated capitalization) is the result of TEP's financial restructuring in late 1992. Since 1992, TEP's common equity has improved steadily, even after payment of dividends on common stock in 1999, 2000, 2001, and 2002. Under substantially similar circumstances, the Commission has permitted capital structures for registered holding companies consisting of less than 30% common equity. See e.g., Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27579 (Oct. 17, 2002).

         Moreover, the Transaction itself will not have a material or lasting negative impact on the pro forma capitalization and earnings of UniSource Energy. Filed herewith as Exhibit FS-3 are the pro forma consolidated statement of income and balance sheet of UniSource Energy showing the impact of the Transaction on UniSource Energy. For balance sheet presentation purposes, it was assumed that UniSource Energy will fund its equity investment in UES with $40 million of available cash and $50 million of external borrowings under a bridge loan facility, and that the New Utility Companies will incur a total of $160 million of long-term debt. Assuming that the Transaction had closed on December 31, 2002, common stock as a percentage of UniSource Energy's consolidated capitalization (including current obligations under capital leases and current maturities of long-term debt) would have declined from about 18.2% to 16.7%. However, as shown on the pro forma consolidated statement of income (which assumes that the Transaction had closed on January 1, 2002), based on these financing assumptions, earnings per common share would increase by $.21 (from $.99 per share to $1.20 per share) in 2002. Thus, the Transaction is expected to have an immediate and substantial positive impact on earnings.

         Moreover, the targeted capitalization ratios for the New Utility Companies, 40% common equity and 60% debt, are within acceptable industry ranges and consistent with an investment grade rating under current NRSRO ratings criteria.

         3.3 Exemption of UniSource Energy and UES under Section 3(a)(1). Section3(a)(1) provides that "unless and except insofar as it finds the exemption detrimental to the public interest or the interests of investors or consumers" the Commission shall exempt from registration any holding company and every subsidiary thereof, if:

              such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly, or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

The Commission has held that the "predominantly intrastate in character/ substantially in a single State" test must be met individually by the holding company system as a whole and each "material" public-utility subsidiary. See Texas Utilities Co., 31 S.E.C. 367, 370 (1950).

         UniSource Energy and UES will each satisfy the objective criteria for exemption under Section 3(a)(1) in this case. UniSource Energy and TEP are both incorporated under the laws of Arizona. Likewise, UES and the New Utility Companies are incorporated under the laws of Arizona. UniSource Energy derives a "material part" of its income from TEP, its predominant public-utility subsidiary, and it is assumed for purposes hereof that UNS Electric and UNS Gas will also contribute a "material part" of UniSource Energy's income. TEP's public utility operations are confined substantially to Arizona, and the public utility operations of UNS Electric and UNS Gas will be confined entirely to Arizona.19

         In determining whether a company is "predominantly intrastate in character" and operates "substantially in a single State," the Commission has historically considered various quantifiable factors, including gross operating revenues, net operating revenues, net income, number of customers served, location of utility assets, and net utility plant, in order to compare the company's out-of-state presence with its in-state presence. See NIPSCO Industries, Inc., 53 S.E.C. 1296, 1323 (1999) ("NIPSCO"). In a recent case, the Commission observed that, in practice, it has given the greatest deference to revenues. See C&T Enterprises, Inc., et al., Holding Co. Act Release No. 27590 (Oct. 31, 2002).

----------------

19   The state of incorporation and interstate character of business of an applicant's non-utility subsidiaries is not considered relevant to whether a holding company is entitled to an exemption under Section 3(a)(1). See Eastern Gas and Fuel Associates, 30 S.E.C. 834, 848 (note 19) (1950).

         With the exception of occasional wholesale sales of energy from the San Juan and Four Corners Generating Stations to wholesale customers in New Mexico, all of TEP's retail and wholesale sales of electric energy occur in Arizona or at the Arizona border.20 On average, in the three-year period 2000 through 2002, TEP derived approximately 3.1% of its gross operating revenues and 3.9% of its net operating revenues (gross revenues less cost of fuel) from sales of electricity (all at wholesale) outside of Arizona.21 In NIPSCO, the Commission determined that the "predominantly intrastate in character/substantially in a single State" standard was met where, using a three-year historical average, 13.2% of NIPSCO's pro forma net operating revenues were derived from out-of-state operations. This is the highest percentage in any case in which the Commission has granted an exemption under Section 3(a)(1) by order. TEP's three-year average of sales outside Arizona, on both a gross and net operating revenues basis, is well below that limit.22

----------------

20   The Commission has previously held that, for purposes of Section 3(a)(1) of the Act, wholesale sales of electric energy to an out-of-state buyer that are made at the state line constitute a part of the intrastate public utility business of the applicant. See WPL Holdings, Inc., 49 S.E.C. 761, 773 (1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, 50 S.E.C. 728 (1991), citing
Sierra Pacific Resources, Inc., 49 S.E.C. 735 (1988).

21   Out-of-state sales represented 3.0%, 5.5% and .9% of TEP's gross operating revenues and 4.0%, 6.7% and 1.1% of TEP's net operating revenues in the three-year period 2000 - 2002.

22   In NIPSCO, the Commission attached greatest importance to net operating revenues, rather than gross operating revenues, because of NIPSCO's status as a combination gas and electric utility and the inherent difficulty of comparing the relative size of gas and electric operations based on gross revenues figures. TEP, in contrast, is an electric utility only. There is no need, therefore, to look beyond gross operating revenues to measure the relative size of its in-state and out-of-state utility business based on net operating revenues. Nevertheless, the relevant percentages are approximately the same and in each case well within the limits established in NIPSCO on a net operating revenue basis.

         The "predominantly/substantially" test is also satisfied on a holding company system basis. Because the Transaction involves a purchase of assets, three-year historical sales data have not been prepared for Citizens' Arizona utility properties on a stand-alone corporate basis.23 Nevertheless, since all of the retail and wholesale sales of electric energy and retail sales of gas by Citizens' Arizona utility division over the three-year period occurred in Arizona or at the Arizona border, the Transaction will necessarily have the effect of reducing the out-of-state utility operations of UniSource Energy as a percentage of total utility operations.

         As indicated in Item 1 above, TEP has a fractional undivided interest in generating units located at two sites in New Mexico (the San Juan and Four Corners Generating Stations) representing, in the aggregate, 432 MW of its total of 2,002 MW of owned or leased generating capacity, plus a fractional undivided interest in two 345 kV transmission lines that are used to deliver the output from those stations to TEP at the Arizona-New Mexico border. The generating stations, which are operated by other co-owners, are required by TEP to serve its retail and wholesale loads in Arizona. As shown on Exhibit E-2, the 345 kV lines are also used to deliver power from the Springerville Generating Station, which is located in Arizona, to the Tucson area. All of TEP's other utility assets are located in Arizona. At December 31, 2002, TEP's investment in the two plants and the portion of the 345 kV lines located outside of Arizona represented approximately 7% of its net utility plant. In NIPSCO, the Commission granted an exemption under Section 3(a)(1) where investment in out-of-state utility plant represented about 13.5% of the applicant's total net utility plant.


---------------

23 The pro forma consolidated income statement filed herewith as Exhibit FS-3 does not provide gross or net operating revenues for UES. It simply assumes that the rates approved by the ACC will allow UES to earn an 11% return on common equity of $90 million and cover interest expense on $160 million.

         There is also no basis for the Commission to conclude that the grant of an exemption to UniSource Energy and UES would be "detrimental to the public interest or the interests of investors or consumers." TEP is and the New Utility Companies will be subject to effective state regulation by the ACC. The Transaction and related financing have been approved by the ACC. TEP and UNS Electric will also be subject to ongoing regulation by the FERC.

ITEM 4.    REGULATORY APPROVALS.
           --------------------

         4.1 State Approvals. The Transaction and related financing and rate proposals have been approved by the ACC, subject to the terms of the Settlement. A copy of the Joint Application filed by Citizens and UniSource Energy with the ACC has previously been filed as Exhibit D-1 hereto, and a copy of ACC's order, dated July 3, 2003, is filed herewith as Exhibit D-2.

         4.2  Federal Approvals.
              -----------------

         Federal Power Act. Under Section 203 of the Federal Power Act, FERC approval is required in connection with any disposition of jurisdictional facilities, in this case Citizens' electric transmission lines, substation facilities, and associated books, records and accounts. In reviewing any transaction under the standards of Section 203, the FERC must determine whether the transaction is consistent with the public interest and whether it will adversely affect competition, rates, or regulation. A copy of the joint application filed by UniSource Energy, Citizens and TEP with the FERC requesting the necessary approvals of the Transaction under the Federal Power Act has previously been filed as Exhibit D-3 hereto. A copy of the FERC's Order

Authorizing Disposition of Jurisdictional Facilities, dated May 21, 2003, approving the Transaction, is filed as Exhibit D-4 hereto.

         HSR Act. Under the HSR Act, and the rules promulgated thereunder by the FTC, the Transaction may not be consummated until UniSource Energy and Citizens file notifications and provide certain information to the FTC and the DOJ and specified waiting period requirements are satisfied. Even after the HSR Act waiting period expires or terminates, the FTC or the DOJ may later challenge the transaction on antitrust grounds. If the Transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin. The HSR Act notifications were filed on March 26, 2003, and the waiting period was terminated on April 16, 2003.

         Except as described above, no other state or federal commission, other than this Commission, has jurisdiction over the

Transaction.24

ITEM 5.  PROCEDURE.
         ---------

         The Commission has published a notice under Rule 23 with respect to the filing of the Application/Declaration (Holding Co. Act Release No. 27676) and no hearing has been requested. UniSource Energy requests that the Commission issue an order approving the Application/Declaration as soon as practicable. UniSource Energy requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective; waives a recommended decision by a hearing officer or other

----------------

24 It is expected that Citizens will also require approvals (or disclaimers) of other state and federal agencies in order to transfer or amend certificates, permits and licenses that it now holds.

responsible officer of the Commission; and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

              (a) Exhibits.

         A-1 Amended and Restated Articles of Incorporation of UniSource Energy Corporation (incorporated by reference to Exhibit 2(a) to Current Report of UniSource Energy Corporation on Form 8-A/A, dated January 30, 1998, in File No. 1-13739).

         A-2 Bylaws of UniSource Energy Corporation, as amended December 11, 1997 (incorporated by reference to Exhibit 2(b) to Current Report of UniSource Energy Corporation on Form 8-A, dated December 23, 1997, in File No. 1- 13739).

         A-3  Articles of Incorporation of UNS Electric, Inc. (filed herewith).

         A-4  Bylaws of UNS Electric, Inc. (filed herewith).

         A-5  Articles of Incorporation of UNS Gas, Inc. (filed herewith).

         A-6  Bylaws of UNS Gas, Inc. (filed herewith).

         A-7 Articles of Incorporation of UniSource Energy Services, Inc. (filed herewith).

         A-8  Bylaws of UniSource Energy Services, Inc. (filed herewith).

         B-1 Asset Purchase Agreement, dated October 29, 2002, by and between Citizens Communications Company, as Seller, and UniSource Energy Corporation, as Buyer, relating to Seller's Arizona Electric Utility Business (incorporated by reference to Exhibit 99.1 to Current Report of UniSource Energy Corporation on Form 8-K, dated October 31, 2002, in File No.1-13739).

         B-2 Asset Purchase Agreement, dated October 29, 2002, by and between Citizens Communications Company, as Seller, and UniSource Energy Corporation, as Buyer, relating to Seller's Arizona gas utility business (incorporated by reference to Exhibit 99.2 to Current Report of UniSource Energy Corporation on Form 8-K, dated October 31, 2002, in File No.1-13739).

         C    None.

         D-1 Joint Application of Citizens Communications Company and UniSource Energy Corporation to the Arizona Corporation Commission (previously filed).

         D-1(A) Proposed Settlement Agreement (previously filed).

         D-2  Order of the Arizona Corporation Commission (filed herewith).

         D-3 Joint Application of Citizens Communications Company, Tucson Electric Power Company and UniSource Energy Corporation to the Federal Energy Regulatory Commission (previously filed).

         D-4 Order of the Federal Energy Regulatory Commission (filed herewith).

         E-1 Map showing electric service territories of Tucson Electric Power Company and Citizens Communications Company/Arizona Division (Form SE - Required paper format filing) (previously filed).

         E-2 Map showing principal electric generation and transmission facilities of Tucson Electric Power Company. (Form SE - Required paper format filing) (previously filed).

         E-3 Map showing gas service territories of Citizens Communications Company/Arizona Division (Form SE - Required paper format filing) (previously filed).

         F Opinion of counsel to UniSource Energy Corporation (filed herewith).

         G    Proposed form of Federal Register notice (previously filed).

         H Statement on Form U-3A-2 pursuant to Rule 2 of UniSource Energy Corporation for year ended December 31, 2002 (incorporated by reference to File No. 69-293).

         I Description of Non-Utility Subsidiaries of UniSource (previously filed).

              (b)  Financial Statements.
                   --------------------

         FS-1: Consolidated Balance Sheet and Statement of Income for UniSource
               Energy Corporation as of and for the year ended December 31, 2002 (incorporated by reference to the Annual Report of UniSource Energy Corporation on Form 10-K for the year ended December 31, 2002, in File No. 1-13739).

         FS-2: Consolidated Balance Sheet and Statement of Income for UniSource
               Energy Corporation as of and for the three months ended March 31, 2003 (incorporated by reference to the Quarterly Report of UniSource Energy Corporation on Form 10-Q for the period ended March 31, 2003, in File No. 1-13739).

         FS-3 Unaudited Pro Forma Consolidated Statement of Income and Balance Sheet of UniSource Energy Corporation (filed herewith).

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.
           ---------------------------------------

         The Transaction does not involve a "major federal action" nor will it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The Transaction will not result in changes in the operation of UniSource Energy or its subsidiaries that will have an impact on the environment. UniSource Energy is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the Transaction.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this amended Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                            UNISOURCE ENERGY CORPORATION


                            By: /s/ Kevin P. Larson
                               -------------------------
                            Name:   Kevin P. Larson
                            Title:  Vice President, Chief Financial Officer and
                                    Treasurer


                            UNISOURCE ENERGY SERVICES, INC.

                            By: /s/ Kevin P. Larson
                               -------------------------
                            Name:   Kevin P. Larson
                            Title:  Treasurer


Date:  August 1, 2003